United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Appointment of Lead Independent Director and change in the Audit and Risks Committee

Rio de Janeiro, June 29th, 2023 - Vale SA ("Vale" or the "Company") informs that Mr. Manuel Lino Silva de Sousa Oliveira (“Mr. Ollie Oliveira”) was appointed today as Lead Independent Director (“LID”) of Vale's Board of Directors. Mr. Ollie Oliveira has been an independent Board member of the Company since 2021, with recognized performance on several international Boards in the industry and more than 35 years of experience in corporate finance and strategy, mainly in the mining sector.

About LID

Aligned with the best corporate governance practices in the market, Vale's Bylaws provide that, with the election of a non-independent Chairman of the Board of Directors, the independent Board members must appoint a representative as LID among themselves. In this role, the independent Board member will act as an alternative contact for shareholders to understand their expectations and perceptions of Vale and as a sounding board for the Chairman of the Board of Directors. That member will also capture, together with the other independent Board members, perceptions of the Board dynamics and priorities and will help in the continuous evolution of the collegiate’s performance, among other attributions as per the internal regulations of Vale’s Board of Directors (available here).

Composition of the Audit and Risk Committee

For a better dedication to the LID role, Mr. Ollie Oliveira leaves the coordination of Vale's Audit and Risks Committee, remaining as a member and technical specialist of the referred advisory body of the Board of Directors. Mrs. Vera Marie Inkster, an independent Board member, assumes the coordinator position of Vale's Audit and Risk Committee. Therefore, Audit and Risks Committee continues to be composed of the same three members[1] and is fully independent.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] Mrs. Vera Marie Inkster, Mr. Manuel Lino Silva de Sousa Oliveira and Mrs. Rachel de Oliveira Maia, appointed on May 17, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 29, 2023		Head of Investor Relations